



Patriot Popcorn Co LLC Small Business Bond™

Bond Terms:

Bond Yield: 7%
Target Raise Amount: $40,000
Minimum Raise Amount: $15,000

Repayment Period: 3 years (36 months)
Collateral: Secured
Offering End Date: April 4, 2022

Company Details:

Name: Patriot Popcorn Co LLC
Founded: 2020
Address: 220 N Oak St, Hinckley, IL 60520

Industry: Specialty Foods
Employees: 2
Website: https://patriotpopcornco.com/

Use of Funds Allocation:

If maximum raise is met:
$38,600 (96.5%) – Equipment
$1,400 (3.5%) – SMBX Capital Raise Fee

Social:

Facebook: 2,014 Followers





Business Metrics:

	FY20	FY21
Total Assets	$14,099	$24,902
Cash & Cash Equivalents	$1,219	$7,806
Accounts Receivable	$1,003	$5,219
Short-term Debt	$24,507	$18,672
Long-term Debt	$0	$0
Revenues / Sales	$30,168	$146,629
Cost of Goods Sold	$13,734	$47,222
Taxes	$0	$0
Net Income	-$10,609	$16,638

About:

Patriot Popcorn Co LLC is a family-owned business whose dream of creating gourmet popcorn was incepted from fond memories of their mom before she passed away after battling cancer. Its mission is to directly help those who make and have made the selfless act to sacrifice to keep our communities and country safe. A portion of all proceeds goes back to helping those who serve and have served.

Michael and John Brady, founders of Patriot Popcorn Co LLC, started operations in 2020. The beginning of our love for popcorn came through special holiday traditions with our mom, Kristina. Whether it was popcorn balls at Halloween or the big mixed flavor tins at Christmas, every holiday our family celebrated with an extra special treat. One of our most favorite memories is of a time we tried to make caramel corn using the small caramel chews and microwave movie theater popcorn, the attempt was a tragic mess but was still so delicious. Our mother has since passed away after battling cancer for many years. Not long after she passed, we were reminiscing about the amusing things we all did together and talked about the caramel corn story. It was then that we decided to follow through with our dream of creating gourmet popcorn.

We are immensely grateful for all the support and wonderful care our mother received from the first responders as well as the medical staff. Keeping that in mind, we decided on an even bigger mission. A mission to directly help those who make and have made the selfless sacrifice to keep our communities and country safe. A portion of all proceeds goes back to helping those who serve and have served. For a list of charities we work with, check out our who we work with page. We want to share our appreciation for first responders, veterans & active military, medical professionals, and our fellow Americans for all that you do to take care of others. From our family at Patriot Popcorn Company to you and yours, thank you for all that you do!

For more information, contact our Customer Support Team at support@thesmbx.com

